Exhibit 10.8

September 15, 2015

Loren Francis

[*****]

Dear Loren:

I am pleased to confirm our offer of employment to you as Research and Development director for Spinal Stabilization Technologies, LLC, a Delaware limited liability company (the “Company”). We look forward to you joining us on October 12, 2015.

Salary. Your salary will be $175,000 per year, generally paid twice per month. This is an exempt position.

Signing Bonus. The Company will provide you with a signing bonus in the amount of $11,130 (gross). This amount shall be paid in six monthly installments and is conditioned on you being actively employed during the six-month payment period.

Vacation. During your first year of employment, you will be eligible for 3 weeks of paid vacation. After that time, your vacation entitlement will be based on the Company’s vacation policy, but will include at least two weeks of vacation.

Health Insurance. The Company does not currently have a health insurance plan for its employees.

Bonus Plan. In addition to your annual salary, you will be eligible to receive an annual discretionary bonus of up to 30% of your annual salary. Any such bonus payment will generally be paid in January.

Agreement. As a condition of employment, you will be required to sign the Company’s Noncompetition and Confidentiality Agreement. A copy of this agreement is enclosed for your review. Please return a signed copy to Rebecca Rowland by October 1, 2015.

Benefits. The Company offers a competitive benefit plan to its employees. You will be eligible to participate in the Company’s benefits subject to any terms, provisions and limitations that may apply. These benefits are subject to change at any time. Such benefits include the following:

●	Re-imbursement for relevant travel expenses, including mileage reimbursement, pursuant to the Company’s reimbursement policy

●	Payment of your monthly cell phone bill by the Company

Equity Incentive Program. The Company intends to adopt an equity incentive program whereby certain employees will receive equity in the Company in exchange for continued employment with the Company. You will be eligible to participate in any such program on the terms and conditions then-determined by the management of the Company.

At-Will Employment. Your employment relationship with the Company will be “at-will.” You will be free, as will the Company, to terminate the employment relationship at any time. Your employment relationship is not for any defined period of time. Nothing in this letter, or in any other Company communication (whether written or oral), is a guarantee of employment for any specific period of time. The Company reserves the right to modify the terms and conditions of your employment at its discretion.

Severance Payment. If you are terminated by the Company without cause (as determined in the Company’s sole discretion), then the Company will pay you a severance amount equal to two-months’ salary, conditioned upon your execution of a separation agreement and release.

We believe that you will be a strong addition to our team. If you choose to accept our offer of employment, please sign and date the bottom of this letter and return it to me.

Sincerely,

James D. Lutz, M.D.

CC: Personnel File

ACKNOWLEDGEMENT

I acknowledge and understand that this document is not a contract of employment and that I will be employed at-will. I further understand that the Company may modify the terms and conditions of my employment at its discretion. By signing below, I acknowledge that I understand and am accenting the terms of this offer.

/s/ Loren Francis	Oct 2, 2015
Accepted: Loren Francis	Date

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